[Cleary Gottlieb Steen & Hamilton LLP Letterhead]

January 18, 2006

BY FACSIMILE William A. Bennett, Esq. Division of Corporation Finance Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549-7553 USA
Re:	Genesys S.A. Registration Statement on Form F-3 (the “Form F-3”) filed on December 15, 2005 (File No. 333-130332)

Dear Mr. Bennett:

Thank you for your telephone call and letter in connection with the above-referenced filing. On behalf of our client, Genesys S.A. (the “Company”), we set forth below responses to the comments you expressed in our telephone conversation of January 3, 2006 (the “Comments”).

To facilitate the Staff’s review, we have included in this letter a brief summary of each of the Comments in bold text, and have provided the Company’s responses immediately following each of the Comments.

Before responding to the Comments, we would like to give you the latest information on the transaction calendar. The Company has been informed that waiver of the French mandatory takeover rules requested from the French Autorité des marchés financiers (“AMF”) has been published on January 18, 2006. Under French law, there is a 10-day period during which interested parties may object. Assuming that there is no such objection, the Company will request approval of its French offering document by the Autorité des marchés financiers on Monday, January 30, 2006, and it expects to file an amendment to the Form F-3 on the same day. The Company will seek acceleration of its effectiveness on January 30, 2006, or, if not practicable, as early as possible on January 31, 2006.

Before requesting effectiveness, the Company will also file with the Securities and Exchange Commission (the “SEC”) a report on Form 6-K with its U.S. GAAP financial statements for the nine months ended September 30, 2005, which will be incorporated by reference in the Form F-3. The Company expects to file this Form 6-K early in the week of January 23, 2006. The Company also expects to file its amended and restated principal credit facility and related documents on or about January 26, 2006. It will file the exhibits to the Form F-3 together with the January 30, 2006 filing, although the Company would be happy to send you draft exhibits on a confidential basis before that date if it would facilitate the process.

As a result of the timing constraints inherent in managing a transaction that requires clearance from two regulators, and given the importance of the transaction to the Company’s financial situation, we would appreciate it if you could inform us as soon as possible whether you see any obstacle to proceeding on this timetable.

RESPONSES TO COMMENTS

1.	We note that you have registered the underlying shares only and not the warrants themselves. Please explain why.

The warrants to purchase additional shares will be distributed pro rata to existing shareholders of the Company, who will not provide consideration for the warrants. There will be no offer or sale of the warrants, but only of the underlying shares. Shareholders will exercise investment discretion in deciding whether to exercise the warrants to purchase the underlying shares, and not with respect to the receipt of the warrants.

The Company believes that the distribution of the warrants is an event that is in many respects analogous to a spin-off: securities are distributed on a pro-rata basis to all shareholders, no consideration is paid by those shareholders, adequate information is provided to the market, and the transaction serves a legitimate business purpose. The Staff has concluded that a spin-off that meets these criteria does not give rise to a registration obligation. See Staff Legal Bulletin 4 (September 16, 1997). The warrant distribution is also analogous to a stock split or a stock dividend, neither of which gives rise to registration obligations. We believe that the same considerations should lead the staff to conclude that the distribution of the warrants is not required to be registered under the Securities Act of 1933, as amended (the “Securities Act”).

The only factor that distinguishes the distribution of the warrants from a spin-off, stock dividend or stock split is that the warrants contain an embedded offer of the underlying shares. That offer, however, is being registered. The fact that a registered offer of the underlying shares is involved in the transaction should not, in the Company’s view, change the characterization of the distribution of the warrants, which should not give rise to a registration obligation.

2.	Please complete the information regarding the terms of the transaction required to be disclosed in the Form F-3 by Items 2 and 9 of Form 20-F as referenced in Item 4 of Form F-3.

We believe that this information is covered by Rule 430A under the Securities Act and is not required to be included in the Form F-3 prior to effectiveness, as it constitutes price-related information. However, the Company believes it can comply with your request without jeopardizing the timing of the transaction. As a result, the Company will include the requested information in the pre-effective amendment that it expects to file on January 30, 2006.

Under regulations of the AMF, the Company is not permitted to file the terms of the transaction or the timetable publicly prior to obtaining the approval of the French offering document by the AMF. As a result, the Company cannot legally file the requested information publicly before January 30, 2006.

For the information of the Staff, the Company currently anticipates that one warrant will be distributed for each share, and that six warrants will give the right to purchase seventeen new shares at a price of €1.04 per share (ADS terms will be analogous but will take into account the ADS/share ratio). The final terms will depend on the euro/dollar exchange rate at the time of the transaction; the terms will be adjusted as necessary to permit the Company to raise approximately $65 million in the transaction. Assuming the registration statement becomes effective on January 30 or 31, 2006, the record date will occur on January 31, and the warrants will be distributed on February 1. Shares will trade ex-warrants as of the opening of business on February 1. The warrant exercise period will run from February 1 through February 15 (February 13 in the case of ADS warrants, to give the depositary time to sell underlying share warrants relating to ADS warrants that are not exercised). Settlement and delivery of shares (and ADSs) will take place on or around February 23.

3.	Consider providing additional risk factor disclosure regarding Nasdaq minimum bid price listing requirements, in light of the exercise price of the warrants.

Each ADS of the Company represents one-half of one of the Company’s ordinary shares. At current exchange rates, new ADSs will trade at less than the Nasdaq $1.00 closing bid price requirement. The Company intends to add a statement to the risk factor that currently describes Nasdaq listing requirements, so as to indicate that the offer price of the new ADSs is below the Nasdaq minimum bid price, and that if the ADSs continue to trade at this level there would be a risk of delisting. The registration statement will also disclose that, if the shares continue to trade below the required minimum bid price after the transaction, the Company will consider modifying the ratio of shares to ADSs so as to cure this problem.

4.	Consider providing additional risk factor disclosure regarding the potential dilution effect of the transaction.

The Company will provide additional risk factor disclosure as requested. The disclosure will focus primarily on the potential dilution that might arise as a result of a new structural feature that has been added at the request of the AMF. Share warrant holders will have the option of exercising warrants either on an unconditional basis, or subject to the condition that at least 75% of the intended proceeds are raised in the first phase of the transaction (without the need for an extraordinary general shareholders meeting to approve a capital increase reserved to the Company’s lenders).1 The risk factor disclosure will state that warrant holders who exercise on a conditional basis will be diluted if the condition is not met and the reserved capital increase is subsequently approved by the extraordinary general shareholders meeting.

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[1]

The AMF’s request appears to be intended to replicate certain features of a preferential subscription rights offering under French law. While we assume that a detailed analysis of the reasons why the structural change was made would be irrelevant for purpose of the staff’s review, we would be happy to provide such an analysis upon request. ADS warrants will not contain a similar condition, because it would create difficult currency exchange risk issues for ADS warrant holders, and because it would require shortening the ADS warrant exercise period to allow time for back office operations.

* * * * *

In order to assist in your review of the registration statement, we are enclosing on a confidential basis a draft of the revised registration statement containing the changes referred to above (other than the exercise price of the warrants), in both clean and blacklined versions. As mentioned above, under French regulations, the Company may not disclose this information publicly until the AMF approves its French offering document. Please note that the draft registration statement was produced on our word processing system, rather than on the printer’s system, so page references (which refer to the printer version) might not match the text in the draft.

If you have any further questions regarding the transaction, please do not hesitate to contact the undersigned in Paris (011-33-1-40-74-68-60) or my colleague Desmond Eppel in Washington (202-974-1553).

Sincerely yours,

/s/ Andrew A. Bernstein

Andrew A. Bernstein